

Mail Stop 3030

November 18, 2008

VIA U.S. MAIL AND FAX (201) 476-9601

Mr. Alan Gallantar
Chief Financial Officer
Ivivi Technologies, Inc.
135 Chestnut Ridge Road
Montvale, New Jersey 07645

> **Re:** **Ivivi Technologies, Inc.**
> **Form 10-KSB for the year ended March 31, 2008**
> **Filed June 30, 2008**
> **File No. 001-33088**

Dear Mr. Gallantar:

We have reviewed your response filed October 28, 2008 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended June 30, 2008

General

1.   As requested in our prior letter, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Financial Statements, page 3

Note 7. Subsequent Event, page 13

2.   Please refer to prior comment 1. We note that you were able to reasonably estimate certain liabilities and will include such amounts in your next Form 10-Q. We will review this disclosure once your Form 10-Q for the quarter ended September 30, 2008 is filed.

3.   Please refer to prior comments 4 and 5. We note that several of your contracts have "remedial action clauses" if your products are recalled by the FDA. Please tell us the terms of these contracts, specifically if you have any obligations to buy back products from these customers. Explain why recording a contingent liability for your contract with Allergan is appropriate, but not for your other customer contracts. Refer to the guidance in Statement 5, paragraphs 8-12 and FIN 45 to support your accounting.

4.   Please refer to prior comment 6. We note that if the FDA does not clear your product you will have no future revenue in the United States and will have to recall these products. Please explain why you cannot at this time determine the potential financial impact on your business as it relates to these products. Also, please address the following:
   a.   Provide an analysis that quantifies, to the extent practicable, the products you anticipate that you will be required to repurchase given the FDA decision. Quantify the anticipated dollar impact of the lost sales as well.
   b.   Tell us the aggregate dollar amount of the revenue recorded for these products in the United States to date and the amounts recorded during each period for which an income statement has been presented.
   c.   Tell us about any communications you have had with your other major customers and the terms of the agreements regarding the products subject to recall.
   d.   Tell us more about any inventory currently on your books related to these products. We note that the inventory returned will be utilized in other markets outside of the

United States. Clarify whether the company anticipates that any inventory impairment, workforce reductions, or restructuring charges might reasonably be expected to result from the FDA decision.

e. Tell us how this matter is expected to impact your operations; specifically if it will significantly divert management's attentions from operations.

f. We note that you will record the balance in deferred revenue as <u>income</u> in the period that you cannot obtain clearance from the FDA for your product and therefore are in breach of your contract with Allergan. Explain why recognition as income is appropriate given your liability for certain cost and expenses to Allergan under the agreement. Tell us the nature of these costs and expenses and if you are able to estimate these costs at this time.

We may have further comments after reviewing your response.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3554 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Accounting Branch Chief